Filed by First Light Acquisition Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Light Acquisition Group, Inc.

Commission File No. 001-40789

Date: August 7, 2023

First Light Acquisition Group, Inc. Announces Effectiveness of Registration Statement and Sets August 22, 2023 as Date of Stockholder Meeting for the Calidi Business Combination

August 7, 2023 9:00 AM EDT

RESTON, Va., Aug. 07, 2023 (GLOBE NEWSWIRE) — First Light Acquisition Group, Inc. (“FLAG”) (NYSE American: FLAG), a special purpose acquisition company, today announced that the U.S. Securities and Exchange Commission (the “SEC”) has declared effective FLAG’s registration statement on Form S-4 (as amended to the date hereof, the “Registration Statement”). The Registration Statement includes a proxy statement/prospectus for the special meeting of the stockholders of FLAG in connection with its proposed combination with Calidi Biotherapeutics, Inc. (“Calidi”), a clinical-stage biotechnology company that is pioneering the development of allogeneic cell-based delivery of oncolytic viruses.

FLAG has scheduled the special meeting of stockholders at 10:30 a.m. Eastern Time on August 22, 2023 via live webcast. The proxy statement/prospectus is available in the Investor Resources section of FLAG’s website as well as on www.sec.gov.

The effectiveness of the Registration Statement is another important milestone in the completion of the transaction, which is currently expected to occur on August 24, 2023, following the special meeting of stockholders, subject to final stockholder approval and satisfaction of other conditions.

“We are extremely pleased that the pending business combination with FLAG will provide us with an opportunity to fund ongoing and planned clinical trials using our breakthrough technology,” said Allan Camaisa, CEO and Chairman of Calidi Biotherapeutics. “We believe our stem cell delivery platform is aligned with recent initiatives to improve cancer treatment, including President Biden’s stated Cancer Moonshot goal to reduce cancer death rates over the next 25 years, and improving the patient experience.”

“We appreciate that our registration statement is now effective and we are proceeding with a special meeting of FLAG stockholders on August 22, 2023” said Tom Vecchiolla, Chief Executive Officer of FLAG. “This is a significant milestone for FLAG and our combination partner, Calidi Biotherapeutics, as this exciting technology is introduced to the public market through this merger.”

Holders of FLAG’s common stock as of the close of business on July 11, 2023 are entitled to vote at the special meeting. The FLAG Board of Directors unanimously recommends that stockholders vote “FOR” the business combination proposal with Calidi as well as the other proposals set forth in the definitive proxy statement/prospectus.

About Calidi Biotherapeutics

Calidi Biotherapeutics is a clinical-stage immuno-oncology company with proprietary technology that is revolutionizing the effective delivery and potentiation of oncolytic viruses for targeted therapy against difficult-to-treat cancers. Calidi Biotherapeutics is advancing in clinical development a potent allogeneic stem cell and oncolytic virus combination for use in multiple oncology indications. Calidi’s off-the-shelf, universal cell-based delivery platforms are designed to protect, amplify, and potentiate oncolytic viruses currently in development leading to enhanced efficacy and improved patient safety. Calidi Biotherapeutics is headquartered in San Diego, California. For more information, please visit calidibio.com.

About First Light Acquisition Group, Inc. (NYSEAMERICAN: FLAG) (“FLAG”)

First Light Acquisition Group is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. The company is sponsored by a group of former industry and federal leaders with extensive experience operating public companies and organizations in highly regulated industries, and is led by Thomas Vecchiolla, Chief Executive Officer of FLAG.

Additional Information and Where to Find It

FLAG has filed with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which includes a definitive proxy statement of FLAG, and a prospectus in connection with the proposed business combination transaction involving FLAG and Calidi. The definitive proxy statement and other relevant documents have been mailed to FLAG shareholders as of July 11, 2023, the record date established for voting on the Business Combination. FLAG securityholders and other interested persons are advised to read the definitive proxy statement/prospectus, in connection with FLAG’s solicitation of proxies for the special meeting because these documents will contain important information about FLAG, Calidi, and the Business Combination. Investors, securityholders and other interested persons will also be able to obtain copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FLAG, once such documents are filed, free of charge, on the SEC’s website at www.sec.gov or by directing a request to: First Light Acquisition Group, Inc., 11110 Sunset Hills Road #2278, Reston, VA 20190.

Participants in the Solicitation

FLAG and Calidi and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. FLAG shareholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of FLAG in FLAG’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 31, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from FLAG’s shareholders in connection with the proposed business combination will be included in the definitive proxy statement/prospectus that FLAG intends to file with the SEC.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of Calidi, FLAG or any of their respective affiliates. There shall not be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Terms such as “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” as well as similar terms, are forward-looking in nature. The forward-looking statements contained in this discussion are based on Calidi’s current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Calidi will be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Calidi’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against FLAG, Calidi, the combined company or others following the announcement of the Business Combination, the PIPE Investment proposed to be consummated concurrently with the Business Combination, and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FLAG, the inability to complete any PIPE Investment or other financing needed to complete the Business Combination, or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Calidi as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; costs related to the Business Combination; changes in applicable laws or regulations; the evolution of the markets in which Calidi competes; the inability of Calidi to defend its intellectual property and satisfy regulatory requirements; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities; the risk of downturns and a changing regulatory landscape in the highly competitive pharmaceutical industry; the impact of potential global conflicts (including the current conflict in Ukraine) may have on capital markets or on Calidi’s or FLAG’s business; the impact of the COVID-19 pandemic on Calidi’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FLAG’s final prospectus dated September 9, 2021 and Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 31, 2023, and the risks and uncertainties indicated in the Registration Statement and the definitive proxy statement to be delivered to FLAG’s shareholders, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by FLAG.

Contact ir@firstlightacquisition.com